

May 11, 2021

Gary A. Simanson
President and Chief Executive Officer
Thunder Bridge II Surviving Pubco, Inc.
9912 Georgetown Pike
Suite D203
Great Falls, Virginia 22066

       Re: Thunder Bridge II Surviving Pubco, Inc.
            Amendment No. 2 to Registration Statement on Form S-4
            Filed May 4, 2021
            File No. 333-252374

Dear Mr. Simanson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 filed May 4, 2021

Cover Page

1.   It appears that you have set the record date for a day in April of 2021. Please fill in the record date and all related information.

Financial Statements
Statements of Cash Flows, page F-6

2.   Please label your amounts presented as "Restated".

Gary A. Simanson
Thunder Bridge II Surviving Pubco, Inc.
May 11, 2021
Page 2

Note 7 - Warrant Liability (Restated), page F-14

3.   Please revise your disclosure on page F-15 to clarify that the fair value of your warrants at December 31, 2020 was $97,181,794 instead of $97,1891,794.

Note 10 - Restatement of Previously Issued Financial Statements, page F-23

4.   Please review the amounts presented in this footnote and ensure that the restated amounts agree to the amounts presented on the face of the financial statements and correct typographical errors. For example:
   • You disclose on pages F-5 and F-24 that additional paid in capital as of December 31, 2020 and 2019 was zero; however, additional paid in capital, per page F-3, was $81,045,344 and $1,378,837 as of December 31, 2020 and 2019, respectively; and
   • You currently disclose on page F-24 that net loss for the year ended December 31, 2020 was "$73,292,930)." Please correct the parenthetical omission to present your net loss as $(73,292,930).

        You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Jonathan H. Talcott